BALCOR REALTY INVESTORS 86-Series I
                       A Real Estate Limited Partnership
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

                               November 30, 1995

Dear Investor:

On November 16, 1995, Walton Street Capital Acquisition Co., L.L.C. ("Walton Street") announced an unsolicited offer to purchase up to 45% of the outstanding limited partnership interests ("Units") of Balcor Realty Investors 86-Series I A Real Estate Limited Partnership (the "Partnership"). Balcor Partners-XIX ("Balcor"), your general partner, recommends that you not accept this offer and not tender your Units to Walton Street. You should keep the following in mind:

1. Balcor believes that Walton Street's offering price of $77.00 per Unit is inadequate. Balcor's financial advisor, Alex. Brown & Sons Incorporated ("Alex. Brown"), has advised Balcor that the current liquidation value (defined below) for each Partnership Unit is between $209.00 and $273.00 (see attachment to this letter). The Walton Street offer is 36.8% to 28.2%, respectively, of Alex. Brown's value range. Alex. Brown's definition of current liquidation value ("A.B. Value") assumes an orderly liquidation of the remaining assets of the Partnership over twelve months. No opinion of value is expressed by either Alex. Brown or Balcor to those investors wanting to hold their Units through the targeted liquidation of the Partnership as more fully described in paragraph 4 below.

2. By accepting the offer, you may not be able to fully realize the value of your Units. Balcor believes that Walton Street's primary motivation in making its offer is Walton Street's desire to capitalize on the significant disparity between the fair market value of the assets held by the Partnership and the price that Walton Street is offering to you.

3. As of December 31, 1995 the Partnership expects to have cash reserves of approximately $34.00 per Unit, which represents approximately 44% of Walton Street's offering price. The Partnership expects to make a quarterly distribution of $2.50 per Unit in mid-January, 1996.

4. The Partnership has six remaining properties. Balcor's strategy is to sell these assets on an orderly basis over the next four to five year period, although the timing of the liquidation may be lengthened or shortened in response to changing market conditions, economic factors, interest rates and unforseen events.

5. In general, acceptance of Walton Street's offer will constitute a significant taxable event to you. To the extent applicable to your personal situation, a sale of your Units may cause you to recognize taxable income. You should consult your personal tax and legal advisors prior to accepting the offer and tendering your Units.

Under the terms of Walton Street's offer, they cannot, until December 15, 1995, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 12:00 midnight on December 15, 1995. If you wish to retain your Units, you need not take any action regarding the Walton Street offer.

Balcor will continue to act in the manner that Balcor believes is in the best interests of the limited partners.

Balcor strongly urges you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them to you at our expense if you call 1-800-422-5267.

                                        Very truly yours,

                                        /s/Thomas E. Meador

                                        Thomas E. Meador
                                        Chairman, Balcor Partners-XIX